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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

NORTHWEST AIRLINES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

667280
(CUSIP Number of Class of Securities)

2700 Lone Oak Parkway
Eagan, Minnesota 55121
(612) 726-2111
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
Michael L. Miller, Esq. Vice President—Law & Secretary Department A1180 2700 Lone Oak Parkway Eagan, MN 55121 (612) 727-2111	Stephen W. Fackler, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000	Wilson S. Neely, Esq. Simpson Thacher & Bartlett 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Transaction Valuation*	Amount of Filing Fee*
$5,567,097	$450.45
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of common stock of Northwest Airlines Corporation having an aggregate value of $5,567,097 as of June 26, 2003, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that Northwest Airlines Corporation expects to acquire under this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction. The filing fee previously was paid with the Schedule TO filing made with the Securities and Exchange Commission on June 27, 2003.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

Introductory Statement

        This Amendment No. 2 to Schedule TO is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 27, 2003. The Schedule TO addressed our offer to exchange certain stock appreciation rights and options to acquire shares of our common stock, par value $0.01, on the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options and Stock Appreciation Rights, dated June 27, 2003, and the related attachments thereto. In addition, the Schedule TO previously was amended and supplemented pursuant to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on July 22, 2003.

Item 4. Terms of the Transaction.

        Item 4 is hereby amended to add the following:

The Offer expired at 5:00 p.m., Central Time, on Wednesday July 30, 2003. Pursuant to the Offer, we accepted for cancellation options to purchase 1,848,676 shares of our common stock from 4,647 persons. We also accepted for cancellation stock appreciation rights related to 1,118 shares of our common stock from 4 persons. Subject to the terms and conditions of the Offer, we will grant options to purchase 925,785 shares of our common stock and 316 stock appreciation rights related to our common stock.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2003	NORTHWEST AIRLINES CORPORATION
	By:	/s/ MICHAEL L. MILLER Michael L. Miller Vice President—Law and Secretary

EXHIBIT INDEX

Exhibit Number		Description
(a)(i)	*	Offer to Exchange Outstanding Stock Options and Stock Appreciation Rights, dated June 27, 2003.
(a)(ii)	*	Letter to participants in the 1998 Pilots Stock Option Plan from Michael J. Becker, dated June 27, 2003.
(a)(iii)	*	Election Acceptance Form.
(a)(iv)	*	Confirmation of Participation Form.
(a)(v)	*	Change in Election Form.
(a)(vi)	*	Confirmation of Receipt of Change in Election Form.
(a)(vii)	*	Website Pilot Stock Option Exchange Program Information Page.
(a)(viii)
Northwest Airlines Corporation. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
(a)(ix)		Northwest Airlines Corporation Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, and incorporated herein by reference.
(a)(x)		Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.
(a)(xi)		Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference.
(a)(xii)		Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2003 and incorporated herein by reference.
(a)(xiii)		Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 24, 2003 and incorporated herein by reference.
(a)(xiv)	**	Amendment No. 1 to the Offer to Exchange Outstanding Stock Options and Stock Appreciation Rights, dated June 27, 2003.
(b)		Not applicable.
(d)(i)	*	1998 Pilots Stock Option Plan.
(d)(ii)	*	Amendment to 1998 Pilots Stock Option Plan.
(d)(iii)	*	Form of Acknowledgment of Stock Option Grant under the 1998 Pilots Stock Option Plan (for option grants to non-officer employees).
(d)(iv)	*	Form of Acknowledgment of Stock Appreciation Right Grant under the 1998 Pilots Stock Option Plan (for stock appreciation right grants to officers).
(g)		None.
(h)		None.
*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on June 27, 2003.

**
Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on July 22, 2003.

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  Item 4. Terms of the Transaction.
SIGNATURE
EXHIBIT INDEX